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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring Street, Suite 120
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Benedict 703-810-1072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doeren Mayhew
(Name – *if individual, state last, first, middle name*)

305 West Big Beaver Road, Troy MI 48084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karen Benedict, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BRIAN L. COOPER
NOTARY PUBLIC
REG #
7510421
COMMISSION
EXPIRES
8/31/2019
COMMONWEALTH OF VIRGINIA

Brian L. Cooper
Notary Public

Karen Benedict
Signature

SVP/FinOp
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST FINANCIAL GROUP LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE
17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

Page

DoerenMayhew
CPAs AND ADVISORS

305 West Big Beaver Rd., Ste. 200
Troy, Michigan 48084
248.244.3000
doeren.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of
Northwest Financial Group LLC

We have audited the accompanying financial statements of Northwest Financial Group LLC (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in membership capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Northwest Financial Group LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

DoerenMayhew

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III, Information for Possession of Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Northwest Financial Group LLC's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Doeren Mayhew

Troy, Michigan
February 24, 2016

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

ASSETS:	
Cash and Cash Equivalents	$ 305,263
Accounts Receivable	24,408
Prepaid and Other Assets	12,156
Total assets	$ 341,827

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts Payable	$ 25,029
Other Accrued Liabilites	69,878
Total Liabilities	94,907
Commitments and contingent liabilities	
MEMBERSHIP CAPITAL:	
Invested Capital	246,920
Total Liabilities and Membership Capital	$ 341,827

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31,2015

Revenues:		
Financial Services	$	1,137,788
Interest		685
Total Revenues		1,138,473
Operating Expenses:		
Commissions		479,888
Office Operations		189,247
Compensation		273,001
Professional Services		101,532
Miscellaneous		11,670
Total Operating Expenses		1,055,338
Net Income	$	83,135

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31,2015

	Membership			
	Units	Invested Capital	Accumlated Earnings	Total
Balance, December 31, 2014	1	$ 555,000	$ 108,785	$ 663,785
Net Income	-	-	83,135	83,135
Capital Distributions	-	(308,080)	(191,920)	(500,000)
Balance, December 31, 2015	1	$ 246,920	$ -	$ 246,920

The accompanying notes are an intergral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 83,135
Changes in Operating Assets and Liablities:	
Accounts Receivable	3,989
Prepaid and Other Assets	540
Accounts Payable and Other Accrued Liabilities	5,343
Net Cash Provided by Operating Activities	93,007
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Distributions	(500,000)
Net Cash Used In Financing Activities	(500,000)
Net Change in Cash and Cash Equivalents	(406,993)
Beginning Balance of Cash and Cash equivalents	712,256
Ending Balance of Cash and Cash equivalents	$ 305,263

The accompanying notes are an intergral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of NW Capital Management LLC (NWCM). NWCM is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and is paid a referral fee for referring customers to LPL Financial LLC.

FINANCIAL STATEMENTS/USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates. The significant accounting principles and policies used in the preparation of these financial statements, together with certain related information, are summarized within.

REVENUE RECOGNITION

Financial services income consists of referral fees from LPL and are recorded on a trade date basis and normally settled within 30 days.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

ACCOUNTS RECEIVABLE

Accounts receivable are generally referral fees that have been earned, but not yet received.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES

The Company is formed as a Limited Liability Company and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2016, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

Participation in the NWCM 401(k) profit sharing plan is available to all Company employees who are 21 years of age. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2015, the Company contributed a matching contribution equal to 100% of the first 5% of employee contributions. In addition, the Company also contributed a matching contribution equal to the 50% of the next 3% of employee contributions; for a maximum match of 6.5%. No profit sharing contribution was made. Total expense for the 401(k) profit sharing plan approximated $31,229 for the year ended December 31, 2015.

DEFERRED COMPENSATION

NWCM has established a deferred compensation plan for certain executives of NWCM and its subsidiaries in accordance with Internal Revenue Service Code Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. The Company's total expense for the plan was $14,383 for the year ended December 31, 2015. Because the assets funding the plan are NWCM assets and the liabilities are NWCM liabilities they are included on the statement of financial condition of NWCM.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company shares office space and certain operating expenses with NWCM and NWCM's subsidiaries. The Company is charged monthly by NWCM for its share of expenses pursuant to the executed expense sharing agreement between the parties. The Company's total shared expenses with NWCM under the expense sharing agreement totaled approximately $377,417 for the year ended December 31, 2015.

NWCM has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and other services. The Company is allocated a portion a portion of these shared services with NWCM pursuant to the expense sharing agreement described in the preceding paragraph. The Company's allocation of these services totaled $4,939 for the year ended December 31, 2015.

Included in accounts payable and other accrued liabilities are amounts due to NWCM and Northwest Financial Advisors LLC, a related party through common ownership, totaling $15,798 and $26,877, respectively, as of December 31, 2015.

The Company had funds on deposit at NWFCU totaling $21,001 as of December 31, 2015.

A significant number of the Company's clients are also members of NWFCU and many of the company's clients are referred by NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $224,667 which was $218,340 in excess of its required net capital of $6,327. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

NOTE 5: COMMITMENTS AND CONTINGENT LIABILITIES

Many of the Company's customers work or reside in Washington, D.C. and the surrounding areas.

NOTE 6: FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2015 Focus report filed with FINRA.

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15C3-1
SCHEDULE I
AS OF DECEMBER 31, 2015

AGGREGATE INDEBTEDNESS:	
Compensation payable	$ 33,092
Other accounts payable and accrued liabilites	39,858
Staff bonus accrual	11,304
Annual leave accrual	7,982
401(k) payable	2,671
Total aggregate indebtedness	$ 94,907
NET CAPITAL:	
Total membership capital from the Statement of Financial Condition	$ 246,920
Deductions:	
Nonallowable assets:	
Cash and cash equivalents	$ -
Accounts recievable	10,097
Prepaid assets	10,898
Other assets	1,258
Total non allowable assets	22,253
Net capital	$ 224,667
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$ 6,327
Excess net capital at 1,500%	$ 218,340
Excess net capital at 1,000%	$ 215,176
Ratio of aggregate indebtedness to net capital	0.42 to 1

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE II
DECEMBER 31, 2015

The company is exempt from the Reserve Requirement computation according to provisions of SEC Rule 15c-3(k)(2)(i).

NORTHWEST FINANCIAL GROUP LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE III
DECEMBER 31, 2015

The company is exempt from the Possession and Control requirements according to provisions of SEC Rule 15c-3(k)(2)(i).

DoerenMayhew
CPAs AND ADVISORS

305 West Big Beaver Rd., Ste. 200
Troy, Michigan 48084
248.244.3000
doeren.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of
Northwest Financial Group LLC

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Northwest Financial Group LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Doeren Mayhew

Troy, Michigan
February 24, 2016

Exemption Report
SEC Rule 17a-5

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5:

- Northwest Financial Group LLC is a broker/dealer registered with the SEC and FINRA.
- Northwest Financial Group LLC claimed an exemption under SEC Rule 15c3-3(k)(2)(i) for the year ended December 31, 2015.
- Northwest Financial Group LLC has met the exemption provisions throughout the year ended December 31, 2015 without exception.

The above statements are true and correct to the best of my knowledge and the Company's knowledge.

By: Karen Benedict

Karen Benedict SVP/FinOP

February 3, 2016

DoerenMayhew
CPAs AND ADVISORS

305 West Big Beaver Rd., Ste. 200
Troy, Michigan 48084
248.244.3000
doeren.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Managers of
Northwest Financial Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Northwest Financial Group LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Northwest Financial Group LLC's compliance with the applicable instructions of Form SIPC-7. Northwest Financial Group LLC's management is responsible for Northwest Financial Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015; as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Northwest Financial Group LLC's statements of income for respective quarter ends, supporting the adjustments, noting no differences.

DoerenMayhew

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specific parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Doeren Mayhew

Troy, Michigan
February 24, 2016